PE 1/7/2013

13001158

NO ACT

Received SEC

MAR 11 2013

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2013

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-11-2013

Re: Bank of America Corporation
Incoming letter dated January 7, 2013

Dear Mr. Mueller:

This is in response to your letters dated January 7, 2013 and February 21, 2013 concerning the shareholder proposal submitted to Bank of America by the Neighborhood Economic Development Advocacy Project. We also have received letters from the proponent dated February 8, 2013 and March 1, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Josh Zinner
Neighborhood Economic Development Advocacy Project
josh@nedap.org

March 11, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 7, 2013

The proposal requests that the board conduct an independent review of the company's internal controls to ensure that its mortgage servicing and foreclosure practices do not violate fair housing and fair lending laws and to report to shareholders.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal and supporting statement, when read together, focus primarily on the significant policy issue of widespread deficiencies in the foreclosure and modification processes for real estate loans. Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ruairi J. Regan
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

NEDAP

Neighborhood Economic Development Advocacy Project
176 Grand Street, Suite 300, New York, NY 10013
Tel: (212) 680-5100   Fax: (212) 680-5104
www.nedap.org

March 1, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Supplemental Support for the Stockholder Proposal of the Neighborhood Economic Development Advocacy Project ("NEDAP")
Securities Exchange Act of 1934, Rule 14a-8

To Whom It May Concern:

NEDAP submits this letter in response to the supplemental letter dated February 21, 2013, sent to the staff of the Division of Corporation Finance (the "***Staff***") of the U.S. Securities and Exchange Commission on behalf of Bank of America Corporation (the "***Company***"), in which the Company contends that it may omit NEDAP's shareholder resolution and supporting statement (together, the "***Proposal***"), from the Company's proxy materials for its 2013 Annual Meeting of Stockholders. NEDAP continues to strongly disagree with the Company's position. The Proposal addresses important social policy issues related to deficiencies and possible discrimination in the Company's loan modification, loss mitigation, and foreclosure practices, which (i) are beyond the scope of the Company's ordinary business operations, and (ii) have been recognized by the Staff as significant social policy issues that prohibit exclusion under Rule 14a-8(i)(7).

In its supplemental letter, the Company mischaracterizes the Proposal as being overly broad in scope and asserts that the Proposal should therefore be excluded as failing to address a significant issue of social policy. This is clearly erroneous. The Staff has recognized the importance of reading the resolution and supporting statement together when determining whether a shareholder proposal on the whole addresses a matter of significant social policy.[1] Read as a whole, the Proposal focuses not on mortgage servicing broadly, but on deficiencies in loan modification, loss mitigation, and foreclosure practices, matters which the Staff recognized as significant social policy issues in connection with multiple shareholder proposals considered by the SEC in 2011.[2]

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[1] In determining whether a proposal should not be excluded under rule 14a-8(i)(7) as a matter of social policy, the Staff may look to the explanation provided in the supporting statement along with the language of the proposal itself. *See, e.g.*, Duke Energy Corp., SEC No-Action Letter (Feb. 24, 2012) (permitting exclusion of a proposal requesting the Company to prepare a report of lobbying activities, but noting that "the proposal and supporting statement, *when read together*, focus primarily on Duke Energy's global warming-related lobbying activities that relate to the operation of Duke Energy's business and not on Duke Energy's general political activities) (emphasis added).

[2] The "2011 Letters" refer collectively to Bank of America Corp., SEC No-Action Letter (Mar. 14, 2011); JPMorgan Chase & Co., SEC No-Action Letter (Mar. 14, 2011); and Citigroup, Inc., SEC No-Action Letter (Mar. 2, 2011), in which the Staff refused to allow each of these companies to exclude the relevant shareholder proposal under Rule 14a-8(i)(7), in light of "the public debate concerning widespread deficiencies in the foreclosure and modification processes for real estate loans and the increasing recognition that these issues raise significant policy considerations."

The Company seeks to distract from the fact that the Proposal is obviously consistent with the proposals at issue in the 2011 Letters through the misleading assertion that NEDAP "concedes" that the Proposal is overbroad.[3] NEDAP, of course, never "concedes" anywhere in its letter that the Proposal is overbroad.

Further, the Proposal directly focuses on discrimination in the context of the fair housing and fair lending laws, in particular the significant social policy concern that discrimination by the Company may "expose it to extraordinary risks, including the potential of losses from claims that the Company's practices continue to harm black and Latino mortgage borrowers disproportionately." This concern reflects the results of legal and regulatory actions and ongoing investigations, including a recent fair housing complaint filed against Bank of America,[4] which continue to uncover information about the actual and potential discriminatory impact of the Company's foreclosure, loan modification, and loss mitigation activities.[5] The Proposal, when read as a whole, clearly raises significant social policy concerns involving potential discrimination within the context of the fair housing and fair lending laws referenced in the resolution.

The Company bears the burden of demonstrating that it may properly exclude the Proposal. It has not. The Proposal, when read in its entirety, addresses important social policy issues related to deficiencies in loan modification, loss mitigation, and foreclosure practices, and to discrimination, both of which (i) are beyond the scope of the Company's ordinary business operations, and (ii) have been recognized recently and repeatedly as significant social policy issues that prohibit exclusion under Rule 14a-8(i)(7).

Because the Company has not met its burden of providing a reasonable basis to exclude the Proposal under Rule 14a-8(i)(7), we respectfully request that the Staff deny its no-action letter request.

Sincerely,

/s/
Josh Zinner
Co-Director, NEDAP

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[3] Bank of America Response of February 21, 2013, at 1.

[4] Press Release, National Fair Housing Alliance, *Fair Housing Organizations File Discrimination Complaint Against Bank of America* (Sept. 25, 2012) ("This complaint, which was filed earlier today with the U.S. Department of Housing and Urban Development, is the result of an undercover investigation that found that Bank of America maintains and markets foreclosed homes in White neighborhoods in a much better manner than in African-American and Latino neighborhoods."), available at http://www.nationalfairhousing.org/Portals/33/News%20Release%20Bank%20of%20America%20Complaint%20120925%20_3_.pdf. The filed complaint is also available online at http://www.nationalfairhousing.org/Portals/33/2012-09-25_Bank_of_America_complaint_with_exhibits_smaller.PDF.

[5] *Id.*; *see also* National Fair Housing Alliance, *The Banks are Back – Our Neighborhoods are Not: Discrimination in the Maintenance and Marketing of REO Properties* (Apr. 4, 2012), available at http://www.nationalfairhousing.org/Portals/33/the_banks_are_back_web.pdf (discussing new evidence of discrimination by banks in the treatment of foreclosed properties, including statistical analysis).

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

February 21, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Supplemental Letter Regarding the Stockholder Proposal of the Neighborhood Economic Development Advocacy Project
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On January 7, 2013 we submitted a letter (the "No-Action Request") on behalf of our client, Bank of America Corporation (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("the Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from the Neighborhood Economic Development Advocacy Project (the "Proponent") regarding the Company's mortgage servicing and foreclosure practices. The No-Action Request indicated our belief that the Proposal could be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

On February 8, 2013 the Proponent submitted a letter to the Staff responding to the No-Action Request (the "Response Letter"). The Response Letter concedes that the Proposal's resolution, by encompassing all aspects of loan servicing, is broader than the proposals focusing on loan modification and foreclosure practices that the Staff did not permit to be excluded in 2011. In addition, the Response Letter does not refute the point made in the No-Action Request that, by encompassing all aspects of the "fair housing and fair lending laws" rather than addressing only discrimination, the Proposal implicates the Company's ordinary business operations that do not raise significant policy issues. In this respect, while the No-Action Request did not argue that the Proposal seeks to micromanage the Company, we did argue (and continue to believe) that due to the breadth of the Proposal, it focuses on multiple aspects of the Company's ordinary business: the Company's credit policies, customer relations and compliance with laws.

Based upon the foregoing analysis and the Company's No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Jennifer E. Bennett, the Company's Associate General Counsel and Assistant Corporate Secretary, at (980) 388-5022.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Jennifer E. Bennett, Bank of America Corporation
Josh Zinner, Neighborhood Economic Development Advocacy Project

101463457.3

Neighborhood Economic Development Advocacy Project
176 Grand Street, Suite 300, New York, NY 10013
Tel: (212) 680-5100 Fax: (212) 680-5104
www.nedap.org

February 8, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Stockholder Proposal of the Neighborhood Economic Development Advocacy Project
Securities Exchange Act of 1934, Rule 14a-8

To Whom It May Concern:

The Neighborhood Economic Development Advocacy Project (NEDAP) submits this letter in response to the letter dated January 7, 2013 (the "***Bank of America Letter***"), sent to the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***SEC***") on behalf of Bank of America Corporation (the "***Company***"). In its letter, the Company contends that it may omit the shareholder resolution and supporting statement (together, the "***Proposal***") submitted by NEDAP from the Company's proxy materials for its 2013 Annual Meeting of Stockholders pursuant to Rule 14a-8(i)(7). We oppose the Company's request for confirmation that the staff of the SEC's Division of Corporation Finance (the "***Staff***") will not recommend enforcement action to the SEC if the Company excludes the Proposal submitted by NEDAP.

We respectfully request that the SEC deny the Company's no-action request because the Proposal addresses an important and recognized matter of social policy that is appropriately addressed by a shareholder proposal. Specifically, the Proposal requests the Company to "conduct an independent review of the Company's internal controls to ensure that its mortgage servicing and foreclosure practices do not violate fair housing and fair lending laws" and to "report its findings and recommendations, at reasonable cost and omitting proprietary information, to shareholders by September 30, 2013."

Federal and state regulators, enforcement agencies, and policymakers agree that abuses by home mortgage lenders and servicers in all phases of the mortgage market, including both mortgage origination and loan servicing, were and remain a direct cause of the ongoing foreclosure crisis.[1] Further, as recently as 2011, the SEC clearly indicated that issues related to widespread deficiencies in the foreclosure and loan modification processes for real estate loans raise significant policy

[1] *See infra* notes 6–9 and accompanying text.

considerations. On this basis, the SEC denied no-action requests submitted by Bank of America, JPMorgan Chase, and Citigroup (the "*2011 Letters*") in response to shareholder proposals that addressed these matters.[2] Because the Proposal focuses on the same policy considerations as the shareholder proposals at issue in the 2011 Letters, and because foreclosure and loan modification processes continue to be an important and recognized matter of social policy, the Company's request to exclude the Proposal should be denied.[3]

The Company bears the burden of demonstrating that it may properly exclude the Proposal. The Bank of America Letter, however, completely fails to meet this burden. In essence, the Company presents two arguments in support of its no-action request. First, it makes a semantic argument to defend its contention that the Proposal can be distinguished from the shareholder proposals at issue in the 2011 Letters. As discussed more fully in Part II.A below, the Company fails to provide any sound basis in support of this contention. The Proposal focuses on (i) deficiencies in foreclosure and loan modification processes, and (ii) discrimination, both of which the Staff has determined are significant social policy issues. Moreover, deficiencies and abuses in the Company's foreclosure and loss mitigation processes continue to come to light, despite the Company's assertion that it "performs regular analyses of its loss mitigation activities."[4] The social policy concerns expressed in the Proposal are particularly relevant given the recent national mortgage settlements in 2012 and 2013. Therefore, it is clear that the Proposal should not be excluded under Rule 14a-8(i)(7).

Additionally, the Company contends that the Proposal should be excluded because it seeks to micromanage the Company's routine business and daily operations. As shown in Part II.B below, the Proposal asks the Company to take actions to address legitimate concerns about its mortgage foreclosure, loan modification, and loss mitigation practices that are of a kind that the SEC has routinely determined to be appropriate for shareholder vote and not to constitute micromanagement. As a result, the Proposal should not be excluded under Rule 14a-8(i)(7) on the grounds that it seeks to micromanage the Company's business and operations.

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[2] *See* Bank of America Corp., SEC No-Action Letter (Mar. 14, 2011) ("We are unable to concur in your view that [the company] may exclude the first proposal under rule 14a-8(i)(7). That provision allows the omission of a proposal that 'deals with a matter relating to the company's ordinary business operations.' In view of the public debate concerning widespread deficiencies in the foreclosure and modification processes for real estate loans and the increasing recognition that these issues raise significant policy considerations, we do not believe that [the company] may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(7)."); JPMorgan Chase & Co., SEC No-Action Letter (Mar. 14, 2011); Citigroup, Inc., SEC No-Action Letter (Mar. 2, 2011) [hereinafter collectively referred to as the "2011 Letters"].

[3] Each of the proposals at issue in the 2011 Letters received a sufficient number of shareholder votes such that there is no basis for excluding the Proposal under Rule 14a-8(i)(12).

[4] Bank of America Letter at 4. *See infra* note 5; Prashant Gopal & Hugh Son, *Bank of America Delinquent Loans Mean Losses: Mortgages*, BLOOMBERG NEWS (Dec. 19, 2012), available at http://www.bloomberg.com/news/2012-12-19/bank-of-america-delinquent-loans-mean-losses-mortgages.html (alleging that Bank of America failed to train employees on the loan modification team and engaged in other tactics to delay loan modifications); Gretchen Morgenson, *Fresh Questions Over a Bank of America Settlement*, N.Y. TIMES (Feb. 3, 2013) ("[A]ccording to new documents filed in state Supreme Court in Manhattan late on Friday, questionable practices [including 'self-dealing and other misconduct'] by the bank's loan servicing unit have continued well after the Countrywide acquisition; they paint a picture of a bank that continued to put its own interests ahead of investors as it modified troubled mortgages."), available at http://www.nytimes.com/2013/02/04/business/new-questions-raised-over-a-bank-of-america-settlement.html?src=rechp&_r=1&.

Because the Proposal addresses an important matter of social policy and does not seek to micromanage the Company's daily operations, there is no basis for the exclusion of the Proposal under Rule 14a-8(i)(7). Consequently, we believe the SEC should deny the Company's request for no-action relief.

I. BACKGROUND OF THE MORTGAGE AND FORECLOSURE CRISIS.

The mortgage crisis resulted in numerous private, state, and federal investigations,[5] in addition to several Congressional hearings[6] and significant media attention,[7] concerning allegations of widespread abuses and deficiencies in all phases of the mortgage process, including mortgage servicing. As the mortgage crisis has evolved, the focus of these investigations has ranged from predatory and discriminatory mortgage origination practices to the negative consequences of the widespread deficiencies in the foreclosure, modification and loss mitigation processes that affect millions of troubled mortgage loans across the country.[8] There is little question that the Company is a major party in this crisis, especially in light of recent settlements with the U.S. Department of Justice, the Department of Housing and Urban Development, 49 state Attorneys General, and the prudential banking regulators after investigations into allegations of its discriminatory mortgage lending practices and other improper servicing and foreclosure practices.

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[5] Federal and state regulators and enforcement agencies have conducted numerous investigations of the Company's mortgage lending, servicing and foreclosure practices. Examples include: (i) a settlement between the Company and the Department of Justice, regarding the Company's discriminatory lending practices, *see infra* note 9; (ii) the 2012 National Mortgage Settlement between the five largest mortgage servicers, including the Company, and 49 state attorneys general, the Department of Justice, and state banking and mortgage regulators regarding mortgage servicing improprieties, including the falsification of documents by individual mortgage servicers, *see infra* note 27; and the recent 2013 mortgage settlement between the Company, as well as other large mortgage servicers, and the Federal Reserve Board and Office of the Comptroller of the Currency, regarding mortgage servicing abuses, including the failure to properly evaluate homeowners for loss mitigation, *see infra* note 28.

[6] For hearings of the U.S. Senate Comm. on Banking, Housing, and Urban Affairs, see the Committee's website listing current and past hearings (with hyperlinked transcripts), available at http://banking.senate.gov/public/index.cfm?FuseAction=Hearings.Home. For hearings of the U.S. House of Reps. Subcommittee on Insurance, Housing and Community Opportunity, see the Subcommittee's website listing current and past hearings (with hyperlinked transcripts), available at http://financialservices.house.gov/calendar/list.aspx?Subcommittee=28421&Year=2012.

[7] *See, e.g.*, Gopal & Son, *supra* note 4; Charlie Savage, *Countrywide Will Settle a Bias Suit*, N.Y. TIMES (Dec. 21, 2011), available at http://www.nytimes.com/2011/12/22/business/us-settlement-reported-on-countrywide-lending.html (detailing the Company's settlement with the Department of Justice over Countrywide charging higher rates and fees to black and Latino borrowers and steering black and Latino borrowers into subprime loans when they qualified for prime loans); Olga Pierce and Paul Kiel, *By the Numbers: A Revealing Look at the Mortgage Mod Meltdown*, ProPublica (Mar. 8, 2011), available at http://www.propublica.org/article/by-the-numbers-a-revealing-look-at-the-mortgage-mod-meltdown (detailing the runaround homeowners face when they apply for loan modification from large servicers, including the Company).

[8] These investigations indicate that abuses and illegalities in the mortgage servicing process, including failure to properly evaluate homeowners for loss mitigation, and fraudulent robo-signing, among others, exacerbated the consequences of predatory lending practices that were prevalent in communities of color during the run-up to the foreclosure crisis. These investigations reveal that banks engaging in predatory lending practices pushed high-cost, unaffordable mortgage products, often with onerous terms, on low-income communities and communities of color. These investigations have also shown that lenders, including the Company, steered people of color into high-cost subprime loans when they qualified for prime loans. As a result of these practices, communities of color suffered disproportionate default and foreclosure rates when compared with predominantly white communities. *See infra* notes 10–11 and 32–33.

The 2012 National Mortgage Settlement, which settled allegations of widespread mortgage servicing abuses by the nation's largest mortgage servicers, including the Company, requires the Company to provide relief to aggrieved homeowners in a non-discriminatory manner.[9] However, recent research in California (where "nine out of the ten metropolitan areas with the highest foreclosure rates in the nation" are located),[10] suggests that homeowners of color are more likely than white homeowners to be affected by improper mortgage servicing and foreclosure practices.[11] In addition, ongoing investigations continue to question the Company's mortgage foreclosure, loan modification, and loss mitigation practices in light of the settlements described above.[12]

Because the Company is one of the largest mortgage originators and servicers in the country,[13] and has been subject to numerous investigations, as well as party to significant and recent legal settlements related to lending discrimination and improper mortgage servicing, foreclosure, and modification practices, shareholders are legitimately concerned about the possibility that fair housing and fair lending violations in its foreclosure, loan modification, or other loss mitigation practices may lead to substantial legal, financial, and reputational implications for the Company. The Proposal seeks to address these concerns, and is therefore an appropriate subject for shareholder interest.

II. THE COMPANY HAS NOT DEMONSTRATED THAT IT MAY EXCLUDE THE PROPOSAL UNDER RULE 14a-8(i)(7).

Where a shareholder proposal raises a "significant policy issue," Rule 14a-8(i)(7) does not permit a company to exclude the shareholder proposal on the basis that it also deals "with a matter relating to the company's ordinary business operations[.]" Thus, even though the Proposal addresses certain core aspects of the Company's business, specifically its foreclosure, loan modification, and loss mitigation practices, it should not be excluded under Rule 14a-8(i)(7) if it (i) focuses on a significant policy issue that "transcend[s] the day-to-day business matters and raise[s] policy issues so significant that it would be appropriate for a shareholder vote" and (ii) does not "seek to 'micromanage' the company."[14]

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9 The Consent Judgment for Bank of America relating to the 2012 Settlement includes the obligation to provide relief to borrowers that is apportioned fairly, and does not "(i) disfavor a specific geography within or among states that are a party to the Consent Judgment or (ii) discriminate against any protected class of borrowers." *See* Consent Judgment, Exhibit D, United States v. Bank of America Corp., No. 12-0361 (D.C. Cir. Apr. 4, 2012), available at https://d9klfgi bkcquc.cloudfront.net/Consent_Judgment_BoA-4-11-12.pdf. The inclusion of specific language in the Consent Judgment prohibiting intentional discrimination reinforces broader fair lending obligations.

10 California Reinvestment Coalition, *Chasm Between Words and Deeds VIII: Lack of Bank Accountability Plagues Californians* 1 (April 2012) (citing to RealtyTrac, *January 2012 Foreclosure Report*, available at http://www. realtytrac.com/content/foreclosure-market-report/january-2012-us-foreclosure-market-report-7022), available at http:// www.calreinvest.org/system/resources/BAhbBlsHOgZmSSI1MjAxMi8wNC8xMi8wMl8yMl8yMl8yMTBfQ291bnNl bG9yU3VydmV5RklOQUwucGRmBjoGRVQ/CounselorSurveyFINAL.pdf.

11 California Reinvestment Coalition, *Race to the Bottom: An Analysis of HAMP Loan Modification Outcomes by Race and Ethnicity for California* (July 21), available at http://www.calreinvest.org/system/resources/BAhbBlsHOgZmSSIy MjAxMS8wNy8xMi8xMV8xMF8yN185ODdfSEFNUF9SRVBPUlRfRklOQUwucGRmBjoGRVQ/HAMP%20REPO RT%20FINAL.pdf.

12 *See supra* note 7.

13 Bank of America Letter at 4.

14 SEC Release No. 34-40018 (May 21, 1998) (discussing the "two central considerations" in applying the ordinary business exclusion) [hereinafter the "1998 Release"].

The Company fails to demonstrate that the Proposal may be excluded for either of these reasons. First, the Proposal focuses on legitimate concerns about potential deficiencies in the Company's mortgage foreclosure, loan modification, and loss mitigation processes. In the 2011 Letters, the Staff has repeatedly recognized these types of issues as being among the types of significant policy issues that are appropriate for shareholder vote.[15] Second, the Proposal does not seek to micromanage the Company because it does not call on the Company to change the way it manages daily operations, but is simply a general request for an investigation and report purposefully designed to leave the details of implementation to the discretion of Company management.

A. The Proposal Should Not Be Excluded Under Rule 14a-8(i)(7) Because It Raises Significant, Recognized Social Policy Issues.

The Proposal should not be excluded under Rule 14a-8(i)(7) because it addresses important social policy issues that are implicated by the Company's foreclosure, loan modification, and loss mitigation processes, and the potential of these processes to have a discriminatory impact on communities of color. As discussed below, the Staff has recognized that shareholder proposals regarding either of these issues are so significant that they are appropriate for shareholder vote.

There is a clear consensus among federal and state policymakers that abuses and deficiencies in foreclosure, loan modification, and loss mitigation processes continue to be a major social policy concern.[16] In the 2011 Letters discussed above, the Staff refused to allow Bank of America, JPMorgan Chase, or Citigroup to exclude shareholder proposals addressing the "public debate concerning widespread deficiencies in the foreclosure and modification processes for real estate loans and the increasing recognition that these issues raise significant policy considerations[.]"[17] The 2011 Letters reflect the SEC's recognition that the abuses of and deficiencies in the foreclosure , loan modification, and loss mitigation processes implicate important social policy issues and that shareholder proposals that address these issues may not be excluded under Rule 14a-8(i)(7).

The Company seeks to distinguish the Proposal from the shareholder proposals in the 2011 Letters on the grounds that "the Proposal seeks to address the Company's mortgage servicing business in its entirety rather than the specific processes of foreclosure, loan modification, and loss mitigation, which are part of the mortgage servicing business."[18] This semantic argument is without merit because the SEC has recognized that the Staff reads the resolution and supporting statement together when determining whether a shareholder proposal on the whole addresses a matter of significant social policy.[19] When the resolution and supporting statement are read together, it is

[15] *See* 2011 Letters, *supra* note 2.

[16] *See supra* notes 6–9 and accompanying text.

[17] *See* 2011 Letters, *supra* note 2.

[18] Bank of America Letter at 7. In its letter the Company narrowly focuses on the language of resolution included in the Proposal, and fails to properly read the resolution in light of, and in conjunction with, the supporting statement.

[19] In determining whether a proposal should not be excluded under rule 14a-8(i)(7) as a matter of social policy, the Staff may look to the explanation provided in the supporting statement along with the language of the proposal itself. *See, e.g.*, Duke Energy Corp., SEC No-Action Letter (Feb. 24, 2012) (permitting exclusion of a proposal requesting the Company to prepare a report of lobbying activities, but noting that "the proposal and supporting statement, *when read together*, focus primarily on Duke Energy's global warming-related lobbying activities that relate to the operation of Duke Energy's business and not on Duke Energy's general political activities) (emphasis added).

clear that the Proposal refers to foreclosure, loan modification, and loss mitigation practices, and not the Company's mortgage servicing business in its entirety.[20]

The Company also seeks to distinguish the Proposal from the shareholder proposals in the 2011 Letters on the grounds that "the federal and state fair housing and fair lending laws [referenced in the Proposal] include matters that do not focus on discrimination or the topic of 'widespread deficiencies in the foreclosure and modification processes for real estate loans[.]'"[21] This argument is a red herring and is without merit because the Proposal explicitly focuses on both of these concerns. The Proposal focuses on deficiencies in foreclosure and loan modifications by expressing concern about "the Company's ability to conduct on-going loss mitigation that complies with fair housing and fair lending laws, including in the provision of loan modifications [...] under the national mortgage settlement."[22] The Proposal likewise focuses on discrimination by expressing concern about "practices [that] continue to harm black and Latino mortgage borrowers disproportionately[.]"[23] Thus, the Proposal is specific and narrowly targeted to matters of important social policy.[24] The substance of the Proposal is consistent with the shareholder proposals at issue in the 2011 Letters, and in those matters the Staff found that the shareholder proposals could not be excluded because they addressed important social policy issues.[25] The same is true here.

In addition, the social policy issues raised by the Proposal are especially salient to shareholders in light of the mortgage settlements reached in 2012 and earlier this year among the largest mortgage servicers, including the Company.[26] The 2012 National Mortgage Settlement (the "***2012 Settlement***") was designed to address "a series of improper mortgage- and foreclosure-related processes" and "holds servicers accountable for abusive practices and requires them to commit more

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[20] The Proposal, when read in its totality in accordance with the Staff's legal guidance, clearly focuses on a significant social policy issue that the SEC has recognized to be an appropriate subject for shareholder proposals. Notwithstanding this fact, we would be willing to modify the text of the resolution by replacing the clause "mortgage servicing and foreclosure practices" with "loan modification, loss mitigation, and foreclosure practices," in the event that the Staff believes that such a modification would be beneficial to enhance the clarity of the Proposal as a whole.

[21] Bank of America Letter at 11.

[22] As expressed in the supporting statement of the Proposal.

[23] *Id.*

[24] To support its argument, the Company relies on a no-action letter in which the Staff granted the relief requested because the shareholder proposal at issue was "***fairly broad in nature*** from serious violations such as animal abuse to violations of administrative matters such as record keeping." *See* Bank of America Letter at 10–11 (citing to PetSmart, Inc., SEC No-Action Letter (Mar. 24, 2011)) (emphasis added). However, this example is distinguishable from the Proposal because as discussed extensively in the supporting statement, the Proposal is specifically limited to the application of fair housing and lending laws in the context of loan servicing, foreclosure and modification activities, and is therefore not "fairly broad in nature."

[25] *See* 2011 Letters, *supra* note 2. The shareholder proposals in the Bank of America and Citigroup Letters requested reports of "an independent review of the Company's internal controls ***related to loan modifications, foreclosures and securitizations***, [...] which review should include '(a) the Company's compliance with (i) ***applicable laws and regulations*** and (ii) its own policies and procedures; (b) whether management has allocated a sufficient number of trained staff; and (c) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests.'" *See* Letter from Valerie Dudzik, 1st Deputy General Counsel, Office of the Comptroller of the City of New York, to Office of Chief Counsel, Division of Corporation Finance, U.S. Securities and Exchange Commission (Feb. 10, 2011) (attached to the Bank of America Letter, *supra* note 2) (emphasis added).

[26] The social policy concerns expressed in the Proposal are particularly relevant considering the Company's assertion that it "performs regular analysis of its loss mitigation activities." *See* Bank of America Letter at 4.

than $20 billion toward financial relief for consumers."[27] The mortgage settlement earlier this year with the Office of the Comptroller of the Currency and the Federal Reserve (the "***2013 Settlement***") is similarly designed "to compensate consumers subject to unsafe and unsound mortgage servicing and foreclosure practices."[28] Both the 2012 and 2013 Settlements are clear and convincing evidence that the important policy considerations related to widespread deficiencies in the foreclosure, loan modification, and loss mitigation processes for real estate loans that the SEC recognized in the 2011 Letters continue to be at the forefront of public debate and regulatory enforcement.

The implementation of both settlements requires the Company to provide loan modifications, including principal reduction modifications, to certain borrowers, at the Company's discretion. As discussed above, the 2012 Settlement requires the Company to provide relief to borrowers in a non-discriminatory manner. Violations of this provision of the settlement could expose the Company to significant legal and reputational risks. Thus, the Proposal's request that the Company take appropriate steps to assure shareholders that it will carry out its foreclosure, loan modification, and loss mitigation activities, both as now mandated under the 2012 Settlement and more generally, in a manner that is consistent with fair housing and fair lending laws, is extremely timely.

Further, the SEC also considers shareholder proposals concerning "significant discrimination matters" to reflect a significant social policy issue that prohibits exclusion under Rule 14a-8(i)(7).[29] The Company speciously argues that this is not relevant to the Proposal because the Proposal does not contain the specific word "discrimination".[30] Although the resolution itself does not include the word "discrimination", it does request a review of the Company's compliance with "fair housing and fair lending laws," laws that were clearly enacted to prevent discrimination in housing and lending. The Proposal, when read as a whole, makes clear the evident concern about alleged "discrimination by the Company and widespread improprieties in the Company's recent mortgage servicing and foreclosure practice," and "evidence that the Company's mortgage servicing and foreclosure practices expose it to extraordinary risks, including the potential of losses from claims that the Company's practices continue to harm black and Latino mortgage borrowers disproportionately."[31] These concerns reflect the results of legal and regulatory actions and ongoing investigations, including a fair housing complaint recently filed against Bank of America,[32] which continue to

[27] U.S. Department of Justice, *Federal Government and State Attorneys General Reach $25 Billion Agreement with Give Largest Mortgage Servicers to Address Mortgage Loan Servicing and Foreclosure* Abuses (February 9, 2012), available at http://www.justice.gov/opa/pr/2012/February/12-ag-186.html [hereinafter the "2012 Settlement"].

[28] Joint Press Release, Board of Governors of the Federal Reserve System & Office of the Comptroller of the Currency, *Independent Foreclosure Review to Provide $3.3 Billion in Payments, $5.2 Billion in Mortgage Assistance* (Jan. 7, 2013), available at http://www.federalreserve.gov/newsevents/press/bcreg/20130107a.htm [hereinafter the "2013 Settlement"]. The 2013 Settlement stemmed from a 2011 enforcement action by the Federal Reserve and the Office of the Comptroller of the Currency against several banks that required the banks to "address a pattern of misconduct and negligence related to deficient practices in residential mortgage loan servicing and foreclosure processing." *See* Press Release, Board of Governors of the Federal Reserve System, (Apr. 13, 2011), available at http://www.federalreserve.gov/newsevents/press/enforcement/20110413a.htm.

[29] 1998 Release, *supra* note 14.

[30] Bank of America Letter at 10 (citing to Wells Fargo & Co., SEC No-Action Letter (Feb. 21, 2006) (refusing to permit the exclusion of a shareholder proposal requesting a report explaining "racial and ethnic disparities in the cost of loans provided by the company")).

[31] As expressed in the supporting statement of the Proposal.

[32] Press Release, National Fair Housing Alliance, *Fair Housing Organizations File Discrimination Complaint Against Bank of America* (Sept. 25, 2012) ("This complaint, which was filed earlier today with the U.S. Department of Housing and Urban Development, is the result of an undercover investigation that found that Bank of America

uncover information about the actual and potential discriminatory impact of practices employed by the Company and other banks in connection with their foreclosure, loan modification, and loss mitigation activities.[33] Because the Proposal, when read as a whole, clearly raises significant social policy concerns involving potential discrimination, the Company's argument that the Proposal may be excluded because the resolution itself does not contain the specific word "discrimination" is wholly without merit.[34]

The Proposal is directly concerned with social policy issues that are particularly significant in light of the SEC's decisions regarding shareholder proposals concerning both (i) deficiencies in mortgage and foreclosure and loan modification, and (ii) discrimination. Because the social policy issues at the core of the Proposal transcend the Company's ordinary business, the Staff should not permit the Company to exclude the Proposal under Rule 14a-8(i)(7).

B. The Proposal Should Not Be Excluded Under Rule 14a-8(i)(7) Because It Does Not Seek to Micromanage the Daily Operations of the Company.

The SEC has acknowledged that it may permit a company to exclude a shareholder proposal implicating a significant social policy issue where the shareholder proposal seeks to micromanage the company's daily operations "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[35] However, this consideration is typically taken into account "where the proposal involves intricate detail, or seeks to impose specific time frames or methods for implementing complex policies."[36] For example, the Staff has refused to permit the exclusion of shareholder proposals that consist of general recommendations for investigation and reports related to social policy issues,[37] as compared with shareholder proposals calling for specific action, including the formation of additional policies or committees to further social policy concerns, which the Staff has permitted to be excluded.[38]

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maintains and markets foreclosed homes in White neighborhoods in a much better manner than in African-American and Latino neighborhoods."), available at http://www.nationalfairhousing.org/Portals/33/News%20Release%20Bank%20of%20America%20Complaint%20120925%20_3_.pdf. The filed complaint is also available online at http://www.nationalfairhousing.org/Portals/33/2012-09-25_Bank_of_America_complaint_with_exhibits_smaller.PDF.

[33] *Id.*; *see also supra* notes 6–9 and accompanying text; National Fair Housing Alliance, *The Banks are Back – Our Neighborhoods are Not: Discrimination in the Maintenance and Marketing of REO Properties* (Apr. 4, 2012), available at http://www.nationalfairhousing.org/Portals/33/the_banks_are_back_web.pdf (discussing new evidence of discrimination by banks in the treatment of foreclosed properties, including statistical analysis).

[34] *See* Duke Energy Corp., *supra* note 19 (noting that the Staff may look to the explanation provided in the supporting statement along with the language of the proposal itself in determining whether a proposal should be not be excluded under rule 14a-8(i)(7) as a matter of social policy).

[35] 1998 Release, *supra* note 14.

[36] *Id.*

[37] *See, e.g.*, Exxon Mobil Corp., SEC No-Action Letter (Mar. 18, 2008) (refusing to permit company to omit a proposal requesting management to "study steps" and report to shareholders on how company can become an industry leader in advancing technology for environmentally sustainable energy independence); General Electric Co., SEC No-Action Letter (Jan. 15, 2008) (refusing to permit company to omit proposal requesting a "global warming report," that may or may not discuss scientific data and studies informing the company's climate policy, desirability/undesirability of climate change, and cost/benefit analysis).

[38] *See, e.g.*, Lowes Companies, Inc., SEC No-Action Letter (Feb. 19, 2008) (permitting the company to omit proposal requesting the Board to (i) "develop a policy for land procurement, leasing and store siting and use that incorporates social and environmental factors" and (ii) a report on implementation of this policy); Sunco, Inc., SEC No-Action Letter (Feb. 8, 2008) (permitting the company to omit proposal requesting the Board to amend its bylaws to form a new committee on sustainability).

The substance and structure of the Proposal corresponds to those shareholder proposals that the Staff has not permitted to be excluded. The Proposal is a general recommendation for an "independent review" and report of the Company's compliance with fair housing and fair lending laws in its mortgage servicing, foreclosure, loan modification, and loss mitigation practices, and is purposefully designed to leave the specific method and form of the action requested to the Company management's discretion.[39] In addition, the Proposal in no way suggests that the Company change the way it manages credit policies, consumer relations, and legal compliance. Because the Proposal is focused on significant social policy issues and does not seek to micromanage either (i) the provision of credit services and customer relations or (ii) legal compliance, the Staff should not permit the Proposal to be excluded as addressing ordinary business matters under Rule 14a-8(i)(7).

1. The Proposal Does Not Seek to Micromanage the Company's Provision of Credit Services and Customer Relations.

The Proposal does not seek to micromanage the Company because it is purposefully structured to leave the "intricate details" of the investigation and report to the discretion of the Company's management. Although the Company's foreclosure, loan modification, and loss mitigation policies implicate credit services and customer relations, the Proposal does not direct the Company to take specific action with respect to the day-to-day functions of operations related to credit services and customer relations. In fact, the Staff appears to have already rejected the argument that a request for a general report to shareholders regarding a bank's foreclosure and modification processes impermissibly interferes with its credit services and customer relations.[40] Further and unlike other shareholder proposals deemed by the Staff as micromanaging,[41] the Proposal does not involve "intricate detail[s]" or "seek to impose [...] specific methods for the implementation of complex policies"[42] regarding the Company's provision of credit services and customer relations. Instead, the action requested by the Proposal is simply "an independent review of the Company's internal controls" in order to "reassure shareholders that the Company's internal controls are sufficient to guard against extraordinary legal, regulatory and reputational risks associated with potential fair housing or fair lending violations in the Company's mortgage servicing and foreclosure practices."[43]

The Company seeks to support its position by citing to a 2008 no-action letter permitting exclusion of a shareholder proposal requesting a highly detailed report of the policies and procedures for credit card issuance and mortgage lending to persons without social security numbers, among other specific items.[44] The current Proposal is clearly different from the proposal cited by the

[39] The action requested in the Proposal is similar to the action requested in the proposals discussed in the Exxon Mobil Corp. and General Electric Co. no-action letters, in which the Staff did not permit the company to exclude the proposals as micromanaging daily operations. *See* Exxon Mobil Corp. and General Electric Co., *supra* note 37.

[40] *See* Citigroup, Inc., *supra* note 2 (refusing to allow the company to omit a shareholder proposal "request[ing] that the Board have its Audit Committee conduct an independent review of the Company's internal controls related to loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30, 2011")..

[41] *See* Lowes Companies, Inc. and Sunco, Inc., *supra* note 38.

[42] 1998 Release, *supra* note 14.

[43] As expressed in the supporting statement of the Proposal.

[44] Bank of America Letter at 4 (citing to Bank of America Corp., SEC No-Action Letter (Feb. 27, 2008)).

Company that was excluded in 2008. First, the current Proposal requests only a general report to shareholders, as opposed to a series of highly detailed and intricate annual reports. Second, the report requested in the current Proposal relates directly to the important social policy at issue, in contrast to the tenuous relationship between the shareholder proposal and relevant social policy in the example relied on by the Company. Finally, the current Proposal requests a report of the type and kind routinely accepted by the Staff as appropriate for shareholder proposals, including the proposals at issue in the 2011 letters.[45]

Because the Proposal is a generalized request for investigation into mortgage foreclosure, loan modification, and loss mitigation policies implicating significant social policy issues, the Staff should not permit the Company to exclude the Proposal as micromanaging the Company's provision of credit services and customer relations.

2. The Proposal Does Not Seek to Micromanage the Company's Legal Compliance.

The Proposal does not seek to micromanage the Company because it addresses significant policy issues that are proper matters for shareholder vote, and does not seek to impermissibly interfere with the Company's legal compliance procedures. This view is confirmed by Staff Legal Bulletin No. 14E, which discusses the importance of considering "those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote[.]"[46] Staff Legal Bulletin No. 14E clarifies that a shareholder proposal related to risks of legal compliance should not be excluded where such proposal focuses on important social policy issues that go beyond legal compliance.[47] As discussed above, in the 2011 Letters the Staff considered social policy issues concerning deficiencies in mortgage foreclosure, loan modification, and loss mitigation, issues, which are at the core of the Proposal, to be sufficiently important to justify a shareholder vote.[48]

The Company fails to acknowledge the principles laid out in Staff Legal Bulletin No. 14E, instead relying on a series of no-action letters permitting the exclusion of shareholder proposals related to legal and regulatory compliance for companies in highly regulated industries, to claim that the Proposal should be excluded as micromanaging the Company's daily operations.[49] In so doing, the Company also fails to acknowledge several recent and directly relevant instances where the Staff refused to permit the exclusion of a shareholder proposal focusing on regulatory compliance in light of the greater policy issue addressed in the relevant proposal.

Most recently, and most directly relevant, in the 2011 Letters the Staff refused to permit the exclusion of shareholder proposals focusing on the deficiencies of mortgage servicing and foreclosure processes, despite the fact that the underlying resolution in each of the 2011 Letters sought a report that would provide assurances with respect to the Company's compliance with

[45] *See, e.g.*, Citigroup, Inc., *supra* note 40. *See also* 2011 Letters, *supra* note 2.

[46] SEC Staff Legal Bulletin No. 14E (CF) (Oct. 27, 2009), available at http://www.sec.gov/interps/legal/cfslb14e.htm.

[47] *Id. See also* Bank of America Corp., SEC No-Action Letter (Feb. 29, 2008) (refusing to permit exclusion of a proposal under Rule 14a–8(i)(7) that requested the company to amend its bylaws to establish a board committee to review human rights implications of certain company policies).

[48] *See* 2011 Letters, *supra* note 2.

[49] Bank of America Letter at 5–6.

"applicable laws and regulations".[50] The Proposal is much narrower than the shareholder proposals at issue in the 2011 Letters in that it only seeks a report concerning the Company's compliance with fair housing and fair lending laws in the context of its mortgage servicing activities related to its foreclosure, loan modification, and loss mitigation practices. In addition, on two separate occasions, a company was not permitted to exclude shareholder proposals with a broader focus on restraining predatory lending practices[51] and evaluating the consistency of "nontraditional" mortgage loans with cautious lending practices,[52] both of which raise similar social policy issues to the ones expressed in the Proposal. Because the primary focus of the Proposal is on significant social policy issues, despite also implicating the Company's legal compliance procedures, the Proposal does not seek to micromanage the Company.

Although the Company argues that the action requested by the Proposal would necessarily result in the dissemination of otherwise confidential information contained in its internal fair lending compliance review, [53] the Proposal explicitly requests the company to "omit[] proprietary information" in any reports that may be generated as a result of investigations requested by the Proposal. Therefore, the Company's confidentiality argument is moot because the Proposal specifically requests that proprietary information remain confidential.

Based on the foregoing, it is clear that the Proposal does not attempt to micromanage the Company and that the Staff should not permit the Proposal to be excluded under Rule 14a-8(i)(7).

III. CONCLUSION

The Company has the burden of establishing the applicability of the grounds for exclusion set forth in Rule 14a-8(i)(7). In the Bank of America Letter, the Company rests its argument principally on the contention that the Proposal addresses matters of ordinary business, alleging that it merely touches on a significant issue of social policy and seeks to micromanage the Company's credit policies, customer relations, and legal compliance. However, the Company's contention squarely contradicts the SEC's practice of refusing to permit the exclusion of shareholder proposals focused on significant social policies, in light of continuing discoveries of abuses and deficiencies in foreclosure, loan modification, and loss mitigation practices.

The Proposal addresses important social policy issues related to discrimination and the mortgage and foreclosure crisis that are beyond the scope of the Company's ordinary business operations and that have been recognized by the Staff as significant. In addition, the Proposal does

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[50] *See supra* note 25.

[51] *See* Cash Am. Int'l, Inc., SEC No-Action Letter (Feb. 13, 2008) (refusing to permit exclusion of a proposal recommending that "the board form an independent committee of outside directors to oversee the amendment of current policies and the development of enforcement mechanisms to prevent employees or affiliates from engaging in predatory lending practices, and report to shareholders").

[52] *See* Pulte Homes, Inc., SEC No-Action Letter (Feb. 27, 2008) (refusing to permit exclusion of a proposal recommending that "the Board of Directors establish a committee consisting solely of outside directors to oversee the development and enforcement of policies and procedures to ensure that the loan terms and underwriting standards of nontraditional mortgage loans made by the Company, its subsidiaries, and its affiliates are consistent with prudent lending practices, including consideration of a borrower's repayment capacity, and that consumers have sufficient information to clearly understand loan terms and associated risks prior to making a product choice, and further provides that the board shall report to shareholders").

[53] Bank of America Letter at 5–6.

not micromanage the Company's operations because it is purposefully structured so that the methods and procedures for implementing the action requested are left to the discretion of the Company's management, and in no way suggests that the Company change the way it manages credit policies, consumer relations, and legal compliance. Thus, there is no basis for excluding the Proposal under Rule 14a-8(i)(7), and it is in the interests of shareholders to have the opportunity to voice their opinions on the important social policy issues raised in the Proposal.

Because the Company has not met its burden of providing a reasonable basis to exclude the Proposal under Rule 14a-8(i)(7), we respectfully request that the Staff deny its no-action letter request.

Sincerely,

/s/

Josh Zinner
Co-Director, NEDAP

cc: Aarthy Thamodaran, Gibson, Dunn & Crutcher LLP, counsel for Bank of America

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 04081-00144

January 7, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Stockholder Proposal of the Neighborhood Economic Development Advocacy Project
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Bank of America Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from the Neighborhood Economic Development Advocacy Project (the "Proponent").[1]

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that

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[1] The Proponent's representative also purportedly submitted the Proposal on behalf of a second proponent, Reinvestment Partners. However, in a correspondence dated December 19, 2012, the Proponent's representative indicated that "Reinvestment Partners withdraws its sponsorship of the [P]roposal because the value of its shares in Bank of America briefly dropped below $2,000 in May 2012." *See* Exhibit A.

the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved, shareholders request that the Board of Directors of Bank of America (the "Company"), whether directly or through a committee, conduct an independent review of the Company's internal controls to ensure that its mortgage servicing and foreclosure practices do not violate fair housing and fair lending laws, and report its findings and recommendations, at reasonable cost and omitting proprietary information, to shareholders by September 30, 2013.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a stockholder proposal that relates to the company's "ordinary business" operations. The Proponent, through the Proposal, seeks to insert itself and stockholders into a broad swath of the Company's ordinary business—involving mortgage servicing and compliance with laws—that implicate routine operations not raising significant policy issues. As such, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

The Company is one of the world's largest financial institutions, serving individual consumers, small- and middle-market businesses, and large corporations with a full range of banking, investing, asset management, and other financial and risk management products and services. In its consumer banking operations, the Company acts as both a mortgage originator and a mortgage servicer.[2]

The Company's mortgage servicing operations are an important part of the Company's customer relations with its mortgage customers. As described on the website of the Federal Trade Commission,[3] "A mortgage servicer is responsible for the day-to-day management of your mortgage loan account." In its capacity as a mortgage servicer, the Company performs a multitude of routine and ministerial functions, including collecting, posting and processing payments received for principal, interest and escrow payments from borrowers; determining whether to impose or waive fees that may be applicable in the context of servicing a mortgage; accounting for and remitting borrowers' escrow payments to third parties; calculating variable interest rates on adjustable rate loans; and responding to customer inquiries regarding the status of their mortgages, their balances or other matters. The Company's foreclosure operations, which are but one aspect of its general servicing practices, implicate both the Company's customer relations practices and its credit policies, since the foreclosure process can involve new assessments of customers' credit worthiness. The Company's credit policies are also a key component in the foreclosure process when the Company is considering such alternatives as principal reduction, short sales and expanded refinancing.

Likewise, monitoring and testing compliance with applicable laws is an ongoing aspect of the Company's ordinary business. For instance, with respect to controls related to compliance with applicable fair lending laws and regulations, the Company performs regular

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2 On January 7, 2012, the Company announced that it had signed definitive agreements to sell the servicing rights on approximately 2 million residential mortgage loans serviced for Fannie Mae, Freddie Mac, Ginnie Mae, and private label securitizations.

3 Federal Trade Commission, "Making Payments to Your Mortgage Servicer," www.ftc.gov/bcp/edu/pubs/consumer/homes/rea10.shtm.

analyses of its loss mitigation activities. The results of these fair lending compliance reviews reflect confidential and privileged information, and therefore are not disseminated publicly, but the appropriate Company governance and management committees (including the Board-level Enterprise Risk and Audit Committees) are advised on these reviews, and the Company has historically shared information related to these compliance analyses with its prudential regulator.

According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for [stockholders] to decide how to solve such problems at an annual [stockholders] meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct [stockholder] oversight."

A. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Addresses Fundamental Management Decisions Regarding The Company's Credit Policies and Customer Relations.

By seeking a review relating to the Company's mortgage servicing practices, the Proposal addresses the Company's credit policies and customer relations activities, which are matters of the Company's everyday operations. The Staff has previously recognized that proposals regarding credit policies and customer relations relate to the ordinary business operations of a financial institution and, as such, may be omitted under Rule 14a-8(i)(7). For example, in *Bank of America Corp.* (avail. Feb. 27, 2008), the proposal requested the preparation of a report detailing, in part, the Company's policies and practices regarding the issuance of credit cards and lending of mortgage funds to individuals without Social Security numbers. The Company argued that "[t]he extension of credit and provision of banking services require inherently complex evaluations, and are not matters about which stockholders, as a group, are in a position to properly and coherently oversee." The Staff concurred in the proposal's exclusion under Rule 14a-8(i)(7), noting that the proposal related to the Company's "credit policies, loan underwriting and customer relations." *See also Cash*

America International, Inc. (avail. Mar. 5, 2007) (concurring in the omission of a proposal that requested the appointment of a committee to develop a standard of suitability and related internal controls for the company's loan products and to create a public reporting standard to assess the company's success in providing loans that meet the suitability standard in reliance on Rule 14a-8(i)(7) because it related to the ordinary business activities of "credit policies, loan underwriting and customer relations"); *H&R Block, Inc.* (avail. Aug. 1, 2006) (concurring in the omission of a proposal requesting cessation of the issuance of refund anticipation loans in reliance on Rule 14a-8(i)(7) because it related to "credit policies, loan underwriting, and customer relations"); *Wells Fargo & Co.* (avail. Feb. 16, 2006) (granting no-action request regarding a proposal that requested a policy that the company would not provide credit or banking services to lenders engaged in payday lending in reliance on Rule 14a-8(i)(7) because it related to "credit policies, loan underwriting and customer relations"); *BankAmerica Corp.* (avail Feb. 18, 1977) (concurring in the omission of a proposal seeking to control loans made to nuclear facilities because "the procedures applicable to the making of particular categories of loans, the factors to be taken into account by lending officers in making such loans, and the terms and conditions to be included in certain loan agreements are matters directly related to the conduct of one of the [c]ompany's principal businesses and part of its everyday business operations").

Thus, as in those prior situations in which the Staff has concurred that a company may omit a proposal in reliance on Rule 14a-8(i)(7), the Proposal's subject matter relates to the Company's ordinary business operations. The Company's assessment of internal controls relating to these activities represents the fundamental day-to-day business decisions of a financial institution and, indeed, are established in the ordinary course of the Company's operations. We therefore believe that, consistent with Staff precedent, the Proposal may properly be omitted under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

B. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Company's Compliance With Laws.

The Proposal requests that the Board of Directors of the Company review "the Company's internal controls to ensure that its mortgage servicing and foreclosure practices do not violate fair housing and fair lending laws" and that the Board report its findings and recommendations to stockholders. In making this request, the Proposal addresses the Company's compliance with extensive and broadly applicable banking laws and regulations, which falls squarely within the confines of the Company's ordinary business. For example, fair lending and fair housing laws impose obligations distinct from prohibitions against discriminatory conduct, such as requirements related to disclosure and notice,[4] advertising[5] and data collection.[6]

The Staff has consistently recognized a company's compliance with laws as a matter of ordinary business and proposals relating to a company's legal compliance program as infringing on management's core function of overseeing business practices. For example, in *The AES Corp.* (avail. Jan. 9, 2007), the proposal sought the creation of a board oversight committee to monitor company compliance with federal, state and local laws. The company argued that the proposal interfered with its ability to run its everyday operations, especially in light of the company's status as a member of the highly-regulated energy industry, in which a large part of decisions stem from regulatory and legal compliance concerns. The Staff concurred with the exclusion of the proposal, noting that the proposal related to the ordinary business function of the "conduct of a legal compliance program." Likewise, in *Morgan Stanley* (avail. Jan. 8, 2007) and in *The Bear Stearns Companies Inc.* (avail. Feb. 14, 2007), the proponents sought the publication of a report assessing the impact of the Sarbanes-Oxley Act on the company's in-house operations and investment banking business. The Staff granted no-action relief under Rule 14a-8(i)(7), stating that the proposal impacted the company's "general legal compliance program," and was thus properly excludable as relating to the ordinary business operations of the company.[7]

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[4] *See* 15 U.S.C. § 1691(d) (relating to notifying applicants of actions taken upon an application); *id.* § 1691(e) (relating to providing applicants with copies of appraisals).

[5] *See* 24 C.F.R. Part 110 (relating to the display of fair housing posters).

[6] *See* 12 U.S.C. § 2803 (relating to the collection of loan data).

[7] *See also Halliburton Co. (Global Exchange and John C. Harrington)* (avail. Mar. 10, 2006) (proposal requesting the preparation of a report detailing the company's policies and procedures to reduce or eliminate the recurrence of instances of fraud, bribery and other law violations); *Willamette Industries, Inc.* (avail. Mar. 20, 2001) (concurring with the exclusion of a proposal that requested a report of the company's environmental compliance program); *Humana Inc.* (avail. Feb. 25, 1998) (concurring with the exclusion of a proposal urging the company to appoint a committee of outside directors to oversee the company's corporate anti-fraud compliance program because it was directed at matters relating to the conduct of the company's ordinary business).

As reflected in the precedent cited above, overseeing and managing the Company's compliance with laws is exactly the type of task that is "so fundamental to management's ability to run a company on a day-to-day basis that [it] could not, as a practical matter, be subject to direct [stockholder] oversight." The Proposal directly relates to the Company's compliance activities, including how the Company monitors its compliance with legal requirements and determines whether there is any need for additional internal controls regarding a particular matter. The Proposal's focus on the Company's internal controls and its legal compliance impermissibly interferes with the discretion of the Company's management, which is essential, especially in the highly regulated banking industry in which the Company operates. Accordingly, because the Proposal relates to the Company's compliance with laws and the conduct of the Company's legal compliance program, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

C. Regardless Of Whether The Proposal Touches Upon Significant Policy Issues, The Entire Proposal Is Excludable Because It Addresses Ordinary Business Matters.

The well-established precedent set forth above demonstrates that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). While the Staff has found that some proposals addressing specific aspects of companies' mortgage origination or mortgage foreclosure and modification processes to implicate significant policy issues, the Proposal is distinguishable from those past proposals because it focuses on general mortgage servicing operations and compliance with law. In addition, the mere fact that a proposal touches upon a significant policy issue is not alone sufficient to avoid the application of Rule 14a-8(i)(7) when a proposal also implicates ordinary business matters, as is the case here.[8]

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[8] *See Intel Corp.* (avail. Mar. 18, 1999) ("There appears to be some basis for your view that Intel may exclude the proposal under rule 14a-8(i)(7), as relating, *in part*, to Intel's ordinary business operations . . .") (emphasis added). *See also General Electric Co.* (avail. Feb. 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program in reliance on Rule 14a8(i)(7) as dealing with both the significant policy issue of senior executive compensation and the ordinary business matter of choice of accounting method); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring in the

[Footnote continued on next page]

The Proposal does not focus on the significant policy issue that is referenced in Staff response letters from 2011. In *Bank of America Corp.* (avail. Mar. 14, 2011), *JPMorgan Chase & Co.* (avail. Mar. 14, 2011), and *Citigroup Inc.* (avail. Mar. 2, 2011), the Staff declined to concur in the exclusion of certain proposals that asked for a review of internal controls relating to mortgage servicing operations because the proposals focused on "widespread deficiencies in the foreclosure and modification processes for real estate loans," which the Staff viewed to be a significant policy issue "[i]n view of the public debate" on this topic at the time. The Proposals that the Staff found not to be excludable under Rule 14a-8(i)(7) in *Bank of America* and *Citigroup* did not address the companies' general mortgage servicing practices, but instead focused specifically on internal controls "related to loan modifications, foreclosures and securitizations."[9] In addition, those proposals' supporting statements focused on the extensive national media coverage and litigation then surrounding loan modifications, foreclosures and securitizations occurring during the economic downturn, and their references to mortgage servicing was limited to that context. The proposal in *JPMorgan Chase*[10] also was very different from that of the Proposal. It

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[Footnote continued from previous page]
exclusion of a proposal requesting a report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights in reliance on Rule 14a-8(i)(7) because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations").

9 "Resolved, shareholders request that the Board have its Audit Committee conduct an independent review of the Company's internal controls related to loan modifications, foreclosures and securitizations, and report to shareholders, at reasonable cost and omitting proprietary information, its findings and recommendations by September 30, 2011.

"The report should evaluate (a) the Company's compliance with (i) applicable laws and regulations and (ii) its own policies and procedures; (b) whether management has allocated a sufficient number of trained staff; and (c) policies and procedures to address potential financial incentives to foreclose when other options may be more consistent with the Company's long-term interests."

10 "RESOLVED: the shareholders request the Board of Directors to oversee development and enforcement of policies to ensure that the same loan modification methods for
[Footnote continued on next page]

focused on loan modification practices, which can in many circumstances be an alternative to foreclosures, and the uniformity with which the company modified "loans owned by the corporation" versus "those serviced for others." Like the *Bank of America* and *Citigroup* proposals, the *JPMorgan Chase* proposal did not focus on the broad category of general mortgage servicing operations.

The Proposal is not focused on specific practices but instead broadly addresses the Company's mortgage servicing operations, asking for a review to ensure that those practices are in compliance with fair housing and fair lending laws. As discussed above, mortgage servicing is a broad area that entails many routine, customer-oriented processes such as handling payments, calculating variable interest rates, calculating and processing escrow payments for amounts due to third parties, sending out various account notices, including in response to customer inquiries, providing options for remitting mortgage payments, and responding to customer inquiries. The broad topic of mortgage servicing overall has not been recognized by the Staff to be a significant policy issue. Moreover, the wide range of activities encompassed by the Company's mortgage servicing operations do not raise the type of policy issues that are implicated by the subset of activities encompassed by the mortgage modification and foreclosure activities that were the focus of the letters considered by the Staff in 2011. In contrast to the media reports, litigation and Congressional hearings that at that time were resulting from allegations of inappropriate foreclosure and modification practices, the vast majority of mortgage servicing activities occurring outside of the context of modification and foreclosure practices have not generated widespread public debate or controversy.[11] Given the absence of significant controversy and public policy debate around

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[Footnote continued from previous page]

similar loan types are applied uniformly to both loans owned by the corporation and those serviced for others, subject to valid constraints of pooling and servicing agreements, and report policies and results to shareholders by October 30, 2011."

11 In this regard, it is important to note that the litigation and investigations addressed in the Proposal's supporting statement do not relate to general mortgage servicing operations, notwithstanding the supporting statement's repeated general references to mortgage servicing. The U.S. Department of Justice settlement referred to in the supporting statement relates to loan origination practices by Countrywide Credit occurring prior to the time that it was acquired by the Company. The principal points of focus of the other investigations and actions referred to in the supporting statement were mortgage foreclosure and modification practices, and not to general "mortgage servicing"

[Footnote continued on next page]

the many aspects of mortgage servicing activities that are outside the scope of modification and foreclosure practices, there is no basis upon which to argue that a new or expanded significant policy issue, entailing mortgage servicing activities overall, has emerged.

The Proposal also does not focus on discrimination, and it is therefore unlike a proposal that was not permitted to be excluded in *Wells Fargo & Co.* (avail. Feb. 21, 2006). The *Wells Fargo* proposal had a narrow focus on discrimination, requesting a report explaining "racial and ethnic disparities in the cost of loans provided by the company." It also contained three numbered subparagraphs outlining specific information to be included in the report, and each of these paragraphs referred to these racial and ethnic "disparities." The Proposal, on the other hand, does not mention discrimination in the "resolved" clause and does not focus on discrimination in the supporting statement. Rather, it refers to mortgage servicing and cites two examples—the 2011 enforcement action and the 2012 settlement—that primarily related to foreclosure and modification practices.[12] Furthermore, the Proposal's resolution is very broad, seeking a "review of the Company's internal controls." Although the resolution states that the objective of the review should be to ensure compliance with fair housing and fair lending laws (which, as discussed at footnotes 4 through 6 above, are not limited to discrimination issues), the Proposal does not state that the set of internal controls to be reviewed should be limited to internal controls that are designed to address discrimination issues.

In contrast, the Proposal encompasses general legal compliance by broadly addressing the Company's compliance with "fair housing and fair lending laws." In this regard, the Proposal is similar to the proposal in *PetSmart, Inc.* (avail. Mar. 24, 2011), which requested that the board require its suppliers to certify they had not violated "the Animal Welfare Act, the Lacey Act, or any state law equivalents," the principal purpose of which related to

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[Footnote continued from previous page]
operations. For example, the OCC required the Company to ensure that a foreclosure is not pursued once a mortgage has been approved for modification. *See* "OCC Takes Enforcement Action Against Eight Servicers for Unsafe and Unsound Foreclosure Practices," Apr. 13, 2011, *available at* http://www.occ.gov/news-issuances/news-releases/2011/nr-occ-2011-47.html. The 2012 settlement was the culmination of an investigation that also focused on alleged deficiencies in the foreclosure process. *See generally* http://nationalmortgagesettlement.com.

12 *See* footnote 11, *supra*.

preventing animal cruelty. The Staff granted no-action relief under Rule 14a-8(i)(7) and stated, "Although the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping.'" *See also JPMorgan Chase & Co.* (avail. Mar. 12, 2010) (concurring in the exclusion of a proposal that requested the adoption of a policy barring future financing of companies engaged in a particular practice that impacted the environment because the proposal addressed "matters beyond the environmental impact of JPMorgan Chase's project finance decisions"); *Morgan Stanley* (avail. Jan. 8, 2007) (concurring in exclusion of a proposal that requested publication of a report assessing the impact of the Sarbanes-Oxley Act on the company's in-house operations and investment banking business).

Like the laws covered by the *PetSmart* proposal, the Proposal seeks a report relating to compliance with a broad set of laws that, although touching upon significant policy issues such as discrimination and the foreclosure- and modification-related issues that the Staff referenced in *Bank of America*, *JPMorgan Chase* and *Citigroup*, also encompass ordinary business matters. Specifically, the federal and state fair housing and fair lending laws include matters that do not focus on discrimination or the topic of "widespread deficiencies in the foreclosure and modification processes for real estate loans" that the Staff referenced in its 2011 letters. For example, as discussed above, fair lending and fair housing laws impose obligations distinct from prohibitions against discriminatory conduct, such as requirements related to disclosure and notice, advertising and data collection. Accordingly, the Proposal is not limited to a significant policy issue; rather, it delves into matters of ordinary business and is therefore excludable, as with the *PetSmart* proposal.[13]

Because the Proposal concerns matters relating to the Company's ordinary business operations and does not focus on a significant policy issue, the Proposal is excludable under Rule 14a-8(i)(7).

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13 Although we acknowledge that the proposals in *Citigroup* and *Bank of America* included a reference to the companies' "compliance with . . . applicable laws and regulations" and the Staff did not concur in the exclusion of those proposals, the companies did not argue in their letters to the Staff that this provision made the proposals excludable.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Jennifer E. Bennett, the Company's Associate General Counsel and Assistant Corporate Secretary, at (980) 388-5022.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Jennifer E. Bennett, Bank of America Corporation
Josh Zinner, Neighborhood Economic Development Advocacy Project

PRINT2.DOC

GIBSON DUNN

EXHIBIT A

Mareski, Brenda - Legal

From:	IR
Sent:	Wednesday, November 28, 2012 4:38 PM
To:	BAC Corporate Secretary
Subject:	FW: Shareholder Resolution for 2013 Bank of America Annual Meeting
Attachments:	NEDAP-Reinvestment Partners resolution submission letter.pdf; 2012 NEDAP-Reinvestment Partners Shareholder Resolution - Bank of America.pdf

-----Original Message-----
From: Alexis Iwaniszlw [mailto:alexis@nedap.org]
Sent: Wednesday, November 28, 2012 4:31 PM
To: IR
Cc: Josh Zinner; 'Peter Skillern'
Subject: Shareholder Resolution for 2013 Bank of America Annual Meeting

Please find attached a shareholder resolution and submission letter filed jointly by NEDAP and Reinvestment Partners. Please confirm receipt and please let me know if you have any difficulty with the attachments.

Thank you,
Alexis Iwaniszlw

--
Alexis Iwaniszlw
Research and Policy Analyst
NEDAP
176 Grand Street, Suite 300
New York, NY 10013
212-680-5100 x.201
212-680-5104 (fax)
www.nedap.org

NEDAP

Neighborhood Economic Development Advocacy Project
176 Grand Street, Suite 300, New York, NY 10013
Tel: (212) 680-5100 Fax: (212) 680-5104
www.nedap.org

By Email: i r@bankofamerica.com

November 28, 2012

Corporate Secretary
Bank of America Corporation
Hearst Tower
214 North Tryon Street
NC1-027-20-05
Charlotte, NC 28255

Office of the
Nov 28, 2012
Corporate Secretary

Dear Ms. Mogensen,

The Neighborhood Economic Development Advocacy Project (NEDAP) is a beneficial shareholder of 439 shares of Bank of America, and has held the shares since August 2011. The shares have been worth $2,000 or more since November 28, 2011, and a letter confirming NEDAP's ownership of the shares is forthcoming. We will maintain ownership of the shares for the foreseeable future and will attend the upcoming Bank of America annual shareholder meeting.

Reinvestment Partners is a co-filer of this resolution. Reinvestment Partners is a beneficial shareholder of 246 shares of Bank of America. The shares have been worth $2,000 or more since November 28, 2011, and a letter confirming Reinvestment Partners' ownership of the shares is forthcoming. Reinvestment Partners will maintain ownership of the shares for the foreseeable future and will attend the upcoming Bank of America annual shareholder meeting.

The attached proposal is submitted for inclusion in the 2013 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We are concerned as shareholders that fair lending and fair housing violations in Bank of America's mortgage servicing and foreclosure practices could expose the company to serious legal, regulatory and reputational risks.

The resolution requests that Bank of America's Board of Directors conduct an internal review and report its findings on Bank of America's internal controls that ensure that its mortgage servicing and foreclosure practices do not violate fair housing and fair lending laws.

Please direct any phone inquiries regarding this resolution and send copies of any correspondence to Josh Zinner, Co-Director, NEDAP, 176 Grand Street, Suite 300, New York, NY 10013, 212-680-5100 or josh@nedap.org.

I look forward to further discussion of this issue.

Sincerely,
Josh Zinner
Co-Director

RESOLUTION

Resolved, shareholders request that the Board of Directors of Bank of America (the "Company"), whether directly or through a committee, conduct an independent review of the Company's internal controls to ensure that its mortgage servicing and foreclosure practices do not violate fair housing and fair lending laws, and report its findings and recommendations, at reasonable cost and omitting proprietary information, to shareholders by September 30, 2013.

SUPPORTING STATEMENT

The foreclosure crisis has disproportionately affected black and Latino mortgage borrowers, who, as of 2011, were nearly twice as likely to have lost their homes to foreclosure as white borrowers.

Federal and state enforcement agencies have alleged that the Company, one of the nation's largest mortgage lenders and servicers, has contributed to the foreclosure crisis through illegal, discriminatory or improper mortgage lending and servicing practices. These allegations have resulted in extraordinary legal scrutiny of, and legal actions against, the Company.

The Company recently entered into a $335 million settlement with the U.S. Department of Justice to compensate borrowers with loans from Countrywide Financial who were steered into subprime home loans, or paid higher rates or fees, on the basis of their race or national origin.

In 2011, the Office of the Comptroller of the Currency and the Board of Governors of the Federal Reserve System brought an enforcement action against the Company and other large banks regarding widespread problems with mortgage servicing and foreclosure practices, which resulted in a consent decree.

In 2012, the Company, along with other large banks, was the subject of a nationwide investigation into improper mortgage servicing and foreclosure practices, which resulted in a $25 billion national mortgage settlement with 49 state Attorneys General and the Department of Justice. The national mortgage settlement requires the Company to provide mortgage relief, including loan modifications with principal reduction, to homeowners across the country.

These investigations, alleging both lending discrimination by the Company and widespread improprieties in the Company's recent mortgage servicing and foreclosure practices, raise serious concerns about the Company's ability to conduct on-going loss mitigation that complies with fair housing and fair lending laws, including in the provision of loan modifications generally, and in the provision of relief under the national mortgage settlement.

Despite the evidence that the Company's mortgage servicing and foreclosure practices expose it to extraordinary risks, including the potential of losses from claims that the Company's practices continue to harm black and Latino mortgage borrowers disproportionately, there is no available data to indicate whether the Company's current mortgage servicing and foreclosure practices comply with applicable fair housing and fair lending laws.

We believe an independent review is necessary to reassure shareholders that the Company's internal controls are sufficient to guard against the extraordinary legal, regulatory and reputational risks associated with potential fair housing or fair lending violations in the Company's mortgage servicing and foreclosure practices.

Jennifer E. Bennett
Associate General Counsel and
Assistant Corporate Secretary

Bank of America

December 11, 2012

VIA OVERNIGHT MAIL
Josh Zinner,
Co-Director,
NEDAP
176 Grand Street, Suite 300
New York, NY 10013

Dear Mr. Zinner:

I am writing on behalf of Bank of America Corporation (the "Company"), which received on November 28, 2012 the stockholder proposal you submitted on behalf of the Neighborhood Economic Development Advocacy Project ("NEDAP") for consideration at the Company's 2013 Annual Meeting of Stockholders (the "Proposal"). Your letter indicates that Reinvestment Partners is also a co-filer of the Proposal. However, we did not receive any correspondence from Reinvestment Partners, nor did we receive any indication that you are authorized to submit the Proposal on behalf of Reinvestment Partners.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to NEDAP's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that NEDAP is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that NEDAP has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, NEDAP must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 28, 2012). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of NEDAP's shares (usually a broker or a bank) verifying that NEDAP continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012); or

(2) if NEDAP has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting NEDAP's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that NEDAP continuously held the requisite number of Company shares for the one-year period.

If NEDAP intends to demonstrate ownership by submitting a written statement from the "record" holder of NEDAP's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. NEDAP can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If NEDAP's broker or bank is a DTC participant, then NEDAP needs to submit a written statement from its broker or bank verifying that NEDAP continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012).

(2) If NEDAP's broker or bank is not a DTC participant, then NEDAP needs to submit proof of ownership from the DTC participant through which the shares are held verifying that NEDAP continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012). NEDAP should be able to find out the identity of the DTC participant by asking its broker or bank. If NEDAP's broker is an introducing broker, NEDAP may also be able to learn the identity and telephone number of the DTC participant through its account statements, because the clearing broker identified on NEDAP's account statements will generally be a DTC participant. If the DTC participant that holds NEDAP's shares is not able to confirm NEDAP's holdings but is able to confirm the holdings of NEDAP's broker or bank, then NEDAP needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012), the requisite number of Company shares were continuously held: (i) one from NEDAP's broker or bank confirming NEDAP's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, under Rule 14a-8(b) of the Exchange Act, a stockholder must provide the Company with a written statement that he, she or it intends to continue to hold the requisite number of shares through the date of the stockholders' meeting at which the Proposal will be voted on by the stockholders. Your letter is inadequate in this respect because it merely states an intent to hold the Company's shares "for the foreseeable future." To remedy this defect, NEDAP must submit a written statement that NEDAP intends to continue holding the requisite number of Company shares through the date of the Company's 2013 Annual Meeting of Stockholders.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date NEDAP receives this letter. Please address any response to me at Bank of America Corporation, 214 North Tryon Street, Charlotte, NC 28255-0001. Alternatively, you may transmit any response by facsimile to me at (704) 409-0350.

If you have any questions with respect to the foregoing, please contact me at (980) 388-5022. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Jennifer E. Bennett
Associate General Counsel and
Assistant Corporate Secretary

Enclosures

NEDAP

Neighborhood Economic Development Advocacy Project

176 Grand Street, Suite 300, New York, NY 10013
Tel: (212) 680-5100 Fax: (212) 680-5104
www.nedap.org

FAX TRANSMISSION

To: Ms. Jennifer E. Bennett

Fax #: 704-409-0350

From: Alexis Iwanisziw

Re: NEDAP Stockholder Proposal

Date: 12/19/12

Total # of pages: 3 **(including cover page):**

Please find enclosed NEDAP's proof of beneficial ownership. Please confirm receipt at 212-680-5100 x 201.

Thank you,
Alexis Iwanisziw

NEDAP

Neighborhood Economic Development Advocacy Project
176 Grand Street, Suite 300, New York, NY 10013
Tel: (212) 680-5100 Fax: (212) 680-5104
www.nedap.org

By Fax: 704-409-0350

December 19, 2012

Jennifer E. Bennett
Associate General Counsel and Assistant Corporate Secretary
Bank of America Corporation
214 North Tryon Street
Charlotte, NC 28255

Dear Ms. Bennett,

The Neighborhood Economic Development Advocacy Project (NEDAP) is a beneficial shareholder of 439 shares of Bank of America, and has held the shares since August 2011. The shares have been worth $2,000 or more since November 28, 2011, and a letter confirming NEDAP's ownership of the shares is enclosed. We will maintain ownership of the shares through the 2013 Bank of America annual shareholder meeting.

Reinvestment Partners withdraws its sponsorship of the proposal because the value of its shares in Bank of America briefly dropped below $2,000 in May 2012.

Please direct any phone inquiries regarding this resolution and send copies of any correspondence to Josh Zinner, Co-Director, NEDAP, 176 Grand Street, Suite 300, New York, NY 10013, 212-680-5100 or josh@nedap.org.

I look forward to further discussion of this issue.

Sincerely,

Josh Zinner
Co-Director

charles SCHWAB

December 18, 2012

Account #: ***FISMA & OMB Memorandum M-07-16 ***
Questions: (877)561-1918X71526

Neigborhood Economic Development Advocacy Project
176 Grand St Ste 300
New York, NY 10013

Neigborhood Economic Development Advocacy Project,

Neighborhood Economic Development Advocacy Project is beneficial holder of 439.2314 shares of stock in Bank of America Corporation and has been from the past twelve months since November 28, 2011. The shares have maintained a minimum of $2000.00 in value over the past year.

Thank you for investing with Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (877)561-1918X71526.

Sincerely,

Kristi Smith

Kristi Smith
Specialist - Resolution Team
8332 Woodfield Crossing Blvd
Indianapolis, IN 46240-2482
(877)561-1918X71526